PROMISSORY NOTE

Principal: US$ 250,000.00

Issue Date: February 7, 2011
Maturity Date: February 7, 2012

THE UNDERSIGNED, Bonanza Goldfields Corporation, a Nevada corporation, (the "Issuer"), promises to pay to the order of Freedom Boat Company, a Florida limited liability company (the "Holder") at such place as the Holder of this promissory note (the "Note") may reasonably designate in writing, the sum of Two Hundred Fifty Thousand Dollars (US$250,000.00), with interest thereon at an interest rate of twelve percent (12%) per annum, with principal and interest due on the Maturity Date as written above.

1. Interest Payments. Payments on this Note shall be paid in cash to the Holder beginning on the Maturity date as follows:

1.1 $2,500.00 per month from July 5, 2011 thru December 5, 2011; and
1.2 $260,000 balloon payment which includes the principal and the balance of interest shall be paid on February 7, 2012

2. Equity Interest. In addition to Principal and Interest, the Issuer will issue 5 million shares of its restricted common stock to Holder and shall deliver the shares within 10 days of this Note.

3. Royalty. Issuer shall pay Holder a five percent (5%) monthly royalty of its gross profits from gold extraction from the Tarantula Placer Mine with payments commencing June 4, 2011. Issuer shall pay Holder a five percent (5%) monthly royalty of its gross profits from gold extraction from the Hull Placer Mine with payments commencing June 4, 2012. Gross profits of the Issuer will be determined by an independent third party auditing firm. This royalty may be paid in refined gold or in cash as directed by the Holder.

4. Prepayment. Prepayment of this note, in full, with interest to date of payment may be made at any time without penalty, provided however that any such prepayment shall include not less than ninety (90) days accrued interest.

5. Use of Proceeds. The Proceeds of this Note will also be used for working capital. Funds will be held in Escrow for the express purposes detailed herein.

6. Event of Default. The Issuer will be in default if the Issuer fails to make any payment when due hereunder, or if any of the following occurs and such default is not cured within a ten-day (10-day) period (hereafter an "Event of Default"):

(a) The Issuer breaches any material obligation to the Holder hereunder or as contained in the Security Agreement, Warrant or Note Purchase Agreement attached herewith.

(b) A receiver is appointed for any part of the Issuer's property, the Issuer makes an assignment for the benefit of creditors, or any proceeding is commenced either by the Issuer or against the Issuer under any bankruptcy or insolvency laws; *provided, however*, the

Issuer shall have a reasonable time (not to exceed ninety (90) days) after such ten-day (10-day) period to cure, stay or remove such appointment or proceeding.

(c) An event of default occurs under the Security Agreement.

(d) The Issuer suspends its normal business operations or otherwise fails to continue to operate its business in the ordinary course.

7. Effect of Default. In the event of a default under Section 4, Holder shall, in addition to any other remedies allowed by law, be entitled to accelerate all unpaid principal and interest under this Note including: (i) the entire principal and any unpaid accrued interest shall become immediately due and payable in cash with interest accruing thereafter at the rate of twenty-four percent (24%) fixed until paid in full, and (ii) Holder shall have and may exercise any and all rights and remedies available hereunder, at law and in equity. Upon an Event of Default, Issuer shall pay all collection costs, including but not limited to all reasonable attorneys' fees, court costs, and expenses of every kind incurred by Holder in connection with such collection of this Note, whether or not any lawsuit is filed with respect thereto.

8. Security Agreement; Priority of Note; Subordination.

8.1 Security Agreement; Priority of Note. This Note is secured by a security interest in certain collateral, which security interest was granted by the Issuer to the Holder of the Note pursuant to the terms of the Security Agreement, which Security Agreement is incorporated herein by this reference. This Note shall be senior to all other indebtedness and equity of the Issuer outstanding at any time prior to, as of, or after the date hereof.

9. Notice and Payments. All payments and any notice required or permitted to be served hereunder shall be in writing and shall be delivered personally, or by express, overnight or courier service, by regular or certified mail, or by facsimile transmission (with a confirming copy sent by U.S. Mail, registered or certified, return receipt requested) addressed as follows, or to such other address as any party hereto may for itself designate by written notice in accordance herewith:

TO HOLDER: Christine F. Wright, Esq.
Wright Law Firm, P.A.
2735 Santa Barbara Blvd., Suite 201
Cape Coral, FL 33914
Tel: 239-542-9955
Fax: 239-542-9987

Notice shall be deemed properly given on the date received or postmarked, whichever is earlier.

10. Mutual Consent. Issuer agrees that this Note and any or all payments coming due hereunder may be extended or renewed from time to time by mutual consent without in any way affecting or diminishing Issuer's liability hereunder.

11. Amendments and Waivers. Any term of this Note may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular

instance and either retroactively or prospectively), only with the written consent of the Issuer and Holder.

12. Assignability. This Note may be assigned by the Holder. Issuer understands and agrees that the terms of this Note will be fully enforced by any subsequent holder of this Note.

13. Governing Law. This Note shall be governed by and construed under the laws of the state of Arizona without regard to the conflict of laws provisions.

14. Venue. Any action or proceeding arising out of or relating to this Note shall be brought in the courts situated in Arizona.

IN WITNESS WHEREOF, this Note has been executed by an authorized representative of the Issuer as of the date first above written.

"ISSUER"
Bonanza Goldfields Corporation

By ____________
Its ____________

____
David Janney, individually